FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

For the month of	October	2009
Research In Motion Limited
(Translation of registrant’s name into English)
295 Phillip Street, Waterloo, Ontario, Canada N2L 3W8
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40F.

Form 20-F	Form 40-F	X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-_______________

DOCUMENT INDEX

Document		Page No.

1.	RIM joins Open Screen Project	2

Document 1

Press/Analyst Contacts

Stefan Offermann
Adobe Systems Incorporated
408-536-4023
sofferma@adobe.com

Marisa Conway
Brodeur (PR for RIM)
212-336-7509
mconway@brodeur.com

FOR IMMEDIATE RELEASE

RIM joins Open Screen Project
Companies collaborate to bring full Flash Player to BlackBerry Smartphones

LOS ANGELES, Calif.— October 5, 2009 —At Adobe MAX, Adobe’s worldwide developer conference, Adobe Systems Incorporated (Nasdaq: ADBE) and Research In Motion (RIM) (Nasdaq: RIMM; TSX: RIM) today announced they are working together to bring Adobe® Flash® Player support to the BlackBerry® platform. RIM is joining the Open Screen Project, a broad initiative dedicated to enabling standalone applications and richer Web browsing across mobile phones, televisions, desktops and other consumer electronic devices through the Adobe Flash Platform. The collaboration is expected to bring the full Flash Player browser runtime to BlackBerry smartphones.

“As an industry leader for innovative smartphones and wireless solutions, RIM delivers superior mobile user experiences to customers around the world,” said David Wadhwani, general manager and vice president, Flash Platform Business Unit at Adobe. “It’s a natural fit for both companies to work together to bring Flash technology based video and web content to BlackBerry smartphone users.”

“As part of the Open Screen Project, RIM will be working with Adobe to deliver a great Flash technology experience on BlackBerry smartphones and to enable users to enjoy the exciting content and services that Flash technology developers and content creators are bringing to the Web,” said Alan Brenner, SVP at Research In Motion.

Led by Adobe, the Open Screen Project includes close to 50 industry leaders working together to provide a consistent runtime environment and user experience across mobile phones, desktops, and other consumer electronics devices. The initiative addresses the challenges of web browsing on a broad range of devices, and removes the barriers to publishing content and applications seamlessly across screens. For more information, visit www.openscreenproject.org.

About Adobe Flash Platform
The Adobe Flash Platform is the leading web design and development platform for creating expressive applications, content, and video that run consistently across operating systems and devices and reach over 98% of internet-enabled desktops. According to comScore Media Metrix, approximately 75 percent of online videos viewed worldwide are delivered using Adobe Flash technology, making it the number one format for video on the Web. For more information about the Adobe Flash Platform visit www.adobe.com/flashplatform.

About Adobe Systems Incorporated
Adobe revolutionizes how the world engages with ideas and information - anytime, anywhere and through any medium.  For more information, visit www.adobe.com.

About Research In Motion (RIM)
Research In Motion is a leading designer, manufacturer and marketer of innovative wireless solutions for the worldwide mobile communications market. Through the development of integrated hardware, software and services that support multiple wireless network standards, RIM provides platforms and solutions for seamless access to time-sensitive information including email, phone, SMS messaging, Internet and intranet-based applications. RIM technology also enables a broad array of third party developers and manufacturers to enhance their products and services with wireless connectivity. RIM’s portfolio of award-winning products, services and embedded technologies are used by thousands of organizations around the world and include the BlackBerry wireless platform, the RIM Wireless Handheld™ product line, software development tools, radio-modems and software/hardware licensing agreements. Founded in 1984 and based in Waterloo, Ontario, RIM operates offices in North America, Europe and Asia Pacific. RIM is listed on the Nasdaq Stock Market (Nasdaq: RIMM) and the Toronto Stock Exchange (TSX: RIM). For more information, visit www.rim.com or www.blackberry.com.

Adobe® and Adobe Flash® ™ are trademarks of Adobe Systems Incorporated. Any other trademarks or trade names mentioned are the property of their respective owners.

Forward-looking statements in this news release are made pursuant to the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. When used herein, words such as "intend" and similar expressions are intended to identify forward-looking statements. Forward-looking statements are based on assumptions made by and information available to Research In Motion Limited. Investors are cautioned that such forward-looking statements involve risks and uncertainties. Important factors that could cause actual results to differ materially from those expressed or implied by such forward-looking statements include, without limitation, possible product defects and product liability, risks related to international sales and potential foreign currency exchange fluctuations, the initiation or outcome of litigation, acts or potential acts of terrorism, international conflicts, significant fluctuations of quarterly operating results, changes in Canadian and foreign laws and regulations, continued acceptance of RIM's products, increased levels of competition, technological changes and the successful development of new products, dependence on third-party networks to provide services, dependence on intellectual property rights, and other risks and factors detailed from time to time in RIM's periodic reports filed with the United States Securities and Exchange Commission, and other regulatory authorities. RIM has no intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

The BlackBerry and RIM families of related marks, images and symbols are the exclusive properties and trademarks of Research In Motion Limited. RIM, Research In Motion and BlackBerry are registered with the U.S. Patent and Trademark Office and may be pending or registered in other countries. RIM assumes no obligations or liability and makes no representation, warranty, endorsement or guarantee in relation to any aspect of any third party products or services.

SIGNATURES

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Research In Motion Limited
(Registrant)
Date:	October 5, 2009	By:	/s/ Edel Ebbs
(Signature)
Edel Ebbs Vice President, Investor Relations